                                                                  EXHIBIT 12.1

                           BLOCK COMMUNICATIONS, INC.
                Computation of Ratio of Earnings to Fixed Charges
                          (Dollar amounts in thousands)
                                   (Unaudited)

                                                                                                          Three Months Ended
                                                           Year ended December 31                              March 31
                                          ----------------------------------------------------------     ---------------------
                                             1997        1998       1999         2000         2001         2001         2002
                                          ----------------------------------------------------------     ---------------------
Net Income                                $  9,107    $  7,820    $  5,341     $ 12,781     $(17,857)    $ (6,532)    $ 12,953

Provision (credit) for income taxes          7,495       6,240       4,556        9,176       (7,132)      (2,602)       6,793
Minority Interest                             --          --          --            427         (235)         (54)           7
                                          ----------------------------------------------------------     ---------------------

Earnings before provision for income
  taxes and minority interest               16,602      14,060       9,897       22,384      (25,224)      (9,188)      19,753

Fixed Charges:
       Interest expense                     10,512      10,628      11,243       14,175       19,486        4,676        4,748
       Interest capitalized                   --          --           945        1,490          985         --           --
       Amortization of debt
          issuance costs                       106         335         273          272          267           67          144
       One-third of rentals                  1,014       1,334       1,091        1,176        1,355          339          313
                                          ----------------------------------------------------------     ---------------------

Total fixed charges                         11,632      12,297      13,552       17,113       22,093        5,082        5,205
Less interest capitalized, net of
  amortization                                --          --          (886)      (1,279)        (619)          91          107
                                          ----------------------------------------------------------     ---------------------

Earnings before provision for income
       taxes and minority interest,
       plus fixed charges                 $ 28,234    $ 26,357    $ 22,563     $ 38,218     $ (3,750)    $ (4,015)    $ 25,065
                                          ==========================================================     =====================

Ratio of earnings to fixed charges (1)         2.4         2.1         1.7          2.2         --           --            4.8
                                          ==========================================================     =====================
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(1)  In 2001 and for the three months ended March 31, 2001, our earnings were insufficient to cover fixed charges by $25.8 million and $9.1 million, respectively.